September 23, 2022

Mr. Bradley Ecker

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Tengjun Biotechnology Corp.
Registration Statement on Form S-1
Filed on July 22, 2022
File No. 333-266300

Dear Mr. Ecker:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 12, 2022 (the “Comment Letter”) to Tengjun Biotechnology Corp. (the “Company” or “Tengjun”) with respect to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 22, 2022 (the “S-1”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company.

Form S-1 filed July 22, 2022

Cover Page

1.	Disclose prominently on your cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries in China and Hong Kong and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: On the Cover Page, we have updated our disclosure to make it clear that we are not a Chinese operating company, but instead a Nevada holding company with operations primarily conducted through our subsidiaries in the PRC. We have provided a clear description of the unique risk to investors of investing in our securities and have provided a direct cross reference to page 21 of this S-1.

2.	On your cover page, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and wholly-owned foreign enterprises (WFOEs), or to investors, and quantify the amounts where applicable.

Response: We have revised the Cover Page to address the Staff’s comment.

General Matters, page ii

3.	Revise your definition of "China" and "PRC" to include Hong Kong and Macau.

Response: We have revised our definition of “China and “PRC” to include Hong Kong and Macau on page ii.

Prospectus Summary, page 1

4.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have revised the S-1 to address the Staff’s comment. For such disclosures please see page 6 under the Prospectus Summary.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

Response: We have revised the S-1 to address the Staff’s comment. For such disclosures please see pages 6 and 7 under the Prospectus Summary.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We have revised the S-1 to address the Staff’s comment. Please see page 8 under the Prospectus Summary and pages 25-26 under the Risk factors section.

Because our tea business is highly concentrated on a single, discretionary product category, page 13

7.	We note your risk factor indicating that consumer purchases of specialty retail products, including our products, are historically affected by economic conditions such as inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: We have updated the risk factor on page 15 to respond to your comment.

A shortage in the supply, page 14

8.	Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Responses: We have updated the risk factor on page 16 to reflect your comment.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Xianchang Ma
Name:	Xianchang Ma
Title:	Chief Executive Officer

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